SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934  (NO FEE REQUIRED)
For the fiscal year ended December 31, 1996
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934  (NO FEE REQUIRED)
For the transition period from
to

Commission file number 1-9779

NIPSCO INDUSTRIES, INC.
TAX DEFERRED SAVINGS PLAN
(Full title of plan)

NIPSCO INDUSTRIES, INC.
(Issuer of the Securities)

5265 Hohman Avenue, Hammond, Indiana 46320-1775
(Address of Principle Executive Office)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Tax Deferred Savings Plan
Committee of NIPSCO Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the NIPSCO Industries, Inc. Tax Deferred Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



        /s/  Arthur Andersen LLP


Chicago, Illinois
June 20, 1997

NIPSCO Industries, Inc.
Tax Deferred Savings Plan
Statements of Net Assets Available for Benefits

                                                       December 31,
                                                    1996          1995
ASSETS
Investments, at fair value
     (Notes 1 and 2 and Schedule of Assets
        Held for Investment Purposes)
  Fixed Income Fund                             $ 4,857,198    $ 5,169,844
  Company Common Stock Fund                      18,038,820     17,442,889
  Equity Fund                                    33,335,390     32,726,131
  Interest Bearing Cash Fund                      9,358,607      9,338,718
  Growth and Income Fund                         16,169,131      9,924,053
  Overseas Fund                                   1,449,505        488,844
    Total Investments                           $83,208,651    $75,090,479
Loans to Participants (Note 1)                    1,283,772      1,141,965
Net Assets Available for Benefits               $84,492,423    $76,232,444

The accompanying notes to financial statements are an integral part of these statements.

NIPSCO Industries, Inc.
Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1996

                                             Fixed           Company
                                             Income          Common
                                             Fund            Stock Fund
                                          ===========       ============
Net Assets Available for
Benefits,
Beginning of year                         $ 5,169,844       $ 17,442,889
                                          ------------      ------------
Changes in Net Assets
Available for Benefits:
 Contributions from participants
  (Note 1)                                    291,851          1,617,552
 Contributions from employer
  (Note 1)                                       -               177,523
 Rollover from other qualified
  employer plans (Note 3)                      23,025             20,244
 Investment income                            339,483            749,380
 Net unrealized appreciation
  (depreciation) in fair value
  of investments (Note 2)                    (126,385)           689,523
 Net realized gain (loss)
  on disposition  of
  investments (Note 2)                        (34,262)           (35,141)
 Benefits paid to participants
  (Note 1)                                   (484,775)        (1,232,313)
 Transfers of participants'
  balances, net (Note 1)                     (318,203)        (1,473,126)
 Transfers to/from loan
  fund, net (Note 1)                          (14,491)           (19,461)
 Interest on participant loans                  3,822             30,987
 Other                                          7,289             70,763

   Total Changes in Net Assets
   Available for Benefits                    (312,646)           595,931

NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                             $ 4,857,198       $ 18,038,820
                                          ============      ============



                                                             Interest
                                             Equity          Bearing
                                             Fund            Cash Fund
                                          ===========       ============
Net Assets Available for
Benefits,
Beginning of year                         $32,726,131       $  9,338,718
                                          ------------      ------------

Changes in Net Assets
Available for Benefits:
 Contributions from participants
  (Note 1)                                  1,596,601            368,287
 Contributions from employer
  (Note 1)                                       -                 -
 Rollover from other qualified
  employer plans (Note 3)                      38,861              -
 Investment income                          5,315,787            457,509
 Net unrealized appreciation
  (depreciation)in fair value
  of investments (Note 2)                  (1,097,684)             -
 Net realized gain (loss)
  on disposition  of investments
  (Note 2)                                   (537,584)             -
 Benefits paid to participants
  (Note 1)                                 (1,700,598)        (1,207,472)
 Transfers of participants'
  balances, net (Note 1)                   (3,044,347)           461,604
 Transfers to/from loan
  fund, net (Note 1)                          (27,125)           (81,378)
 Interest on participant loans                 32,739              9,915
 Other                                         32,609             11,424

   Total Changes in Net Assets
   Available for Benefits                     609,259             19,889


NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                             $33,335,390       $  9,358,607
                                          ===========       ============

                                          Growth and
                                             Income          Overseas
                                             Fund            Fund
                                          ===========       ============
Net Assets Available for
Benefits,
Beginning of year                         $ 9,924,053       $    488,844
                                          ------------      ------------
Changes in Net Assets
Available for Benefits:
 Contributions from participants
  (Note 1)                                    765,799            118,198
 Contributions from employer
  (Note 1)                                       -                  -
 Rollover from other qualified
  employer plans (Note 3)                      64,227              8,452
 Investment income                            735,364             86,704
 Net unrealized appreciation
  (depreciation) in fair value
  of investments (Note 2)                   1,558,663             26,648
 Net realized gain (loss) on disposition
  of investments (Note 2)                     116,649             10,598
 Benefits paid to participants
  (Note 1)                                   (602,811)           (22,167)
 Transfers of participants'
  balances, net (Note 1)                    3,644,322            729,750
 Transfers to/from loan
  fund, net (Note 1)                          (46,995)             7,008
 Interest on participant loans                  9,668              2,470
 Other                                            192             (7,000)

   Total Changes in Net Assets
   Available for Benefits                   6,245,078            960,661

NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                             $16,169,131       $  1,449,505
                                          ===========       ============

                                             Loan
                                             Fund             Total
                                          ===========       ============

Net Assets Available for
Benefits,
Beginning of year                         $ 1,141,965       $ 76,232,444
                                          ------------      ------------
Changes in Net Assets
Available for Benefits:
 Contributions from participants
  (Note 1)                                       -             4,758,288
 Contributions from employer
  (Note 1)                                       -               177,523
 Rollover from other qualified
  employer plans (Note 3)                        -               154,809
 Investment income                               -             7,684,227
 Net unrealized appreciation
  (depreciation) in fair value
  of investments (Note 2)                        -             1,050,765
 Net realized gain (loss) on disposition
  of investments (Note 2)                        -              (479,740)
 Benefits paid to participants
  (Note 1)                                    (40,632)        (5,290,768)
 Transfers of participants'
  balances, net (Note 1)                         -                  -
 Transfers to/from loan
  fund, net (Note 1)                          182,442               -
 Interest on participant loans                   -                89,601
 Other                                             (3)           115,274

   Total Changes in Net Assets
   Available for Benefits                     141,807          8,259,979

NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                             $ 1,283,772       $ 84,492,423
                                          ===========       ============

The accompanying notes to financial statements are an integral part of this statement.

NIPSCO Industries, Inc.
Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1995

                                             Fixed           Company
                                             Income          Common
                                             Fund            Stock Fund

                                          ===========       ============
Net Assets Available for
Benefits,
Beginning of year                         $ 4,580,571       $ 13,385,658
                                          ------------      ------------

Changes in Net Assets
Available for Benefits:
 Contributions from participants
  (Note 1)                                    300,670          1,433,905
 Contributions from employer
  (Note 1)                                       -               156,441
 Rollover from other qualified
  employer plans (Note 3)                       2,721               -
 Investment income                            317,238            699,540
 Net unrealized appreciation
  in fair value of investments
  (Note 2)                                    254,401          3,632,258
 Net realized gain on disposition
  of investments (Note 2)                      29,924            228,102
 Benefits paid to participants
  (Note 1)                                   (374,853)        (1,131,688)
 Transfers of participants'
  balances, net (Note 1)                       52,344         (1,081,576)
 Transfers to/from loan
  fund, net (Note 1)                          (15,533)            90,768
 Interest on participant loans                  3,981             23,019
 Other                                         18,380              6,462

   Total Changes in Net Assets
   Available for Benefits                     589,273          4,057,231

NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                             $ 5,169,844       $ 17,442,889
                                          ===========       =============


                                                             Interest
                                             Equity          Bearing
                                             Fund            Cash Fund
                                          ===========       ============
Net Assets Available for
Benefits,
Beginning of year                         $24,931,083       $  8,829,311
                                          ------------      ------------

Changes in Net Assets
Available for Benefits:
 Contributions from participants
  (Note 1)                                  1,552,702            431,656
 Contributions from employer
  (Note 1)                                       -                  -
 Rollover from other qualified
  employer plans (Note 3)                      24,697               -
 Investment income                          1,894,761            531,826
 Net unrealized appreciation
  in fair value of investments
  (Note 2)                                  6,204,549               -
 Net realized gain on disposition
  of investments (Note 2)                     802,354               -
 Benefits paid to participants
  (Note 1)                                 (1,525,065)        (1,253,893)
 Transfers of participants'
  balances, net (Note 1)                   (1,219,014)           816,318
 Transfers to/from loan
  fund, net (Note 1)                          (19,835)           (33,008)
 Interest on participant loans                 35,153             14,059
 Other                                         44,746              2,449

  Total Changes in Net Assets
   Available for Benefits                   7,795,048            509,407

NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                             $32,726,131       $  9,338,718
                                          ===========       ============


                                          Growth and
                                             Income          Overseas
                                             Fund            Fund
                                          ===========       ============
Net Assets Available for
Benefits,
Beginning of year                         $ 6,290,359       $     -

Changes in Net Assets
Available for Benefits:
 Contributions from participants
  (Note 1)                                    606,204             59,366
 Contributions from employer
  (Note 1)                                       -                  -
 Rollover from other qualified
  employer plans (Note 3)                      22,208              9,538
 Investment income                            470,172             10,612
 Net unrealized appreciation
  in fair value of investments

  (Note 2)                                  1,796,366             24,093
 Net realized gain on disposition
  of investments (Note 2)                     179,694              1,502
 Benefits paid to participants
  (Note 1)                                   (530,789)              -
 Transfers of participants'
  balances, net (Note 1)                    1,063,211            368,717
 Transfers to/from loan
  fund, net (Note 1)                           (7,971)            13,415
 Interest on participant loans                  6,510              2,121
 Other                                         28,089               (520)

   Total Changes in Net Assets
   Available for Benefits                   3,633,694            488,844

NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                             $ 9,924,053       $    488,844
                                          ===========       ============

                                             Loan
                                             Fund             Total
                                          ===========       ============
Net Assets Available for
Benefits,
Beginning of year                         $ 1,227,254       $ 59,244,236
                                          ------------      ------------

Changes in Net Assets
Available for Benefits:
 Contributions from participants
  (Note 1)                                       -             4,384,503
 Contributions from employer
  (Note 1)                                       -               156,441
 Rollover from other qualified
  employer plans (Note 3)                        -                59,164
 Investment income                               -             3,924,149
 Net unrealized appreciation
  in fair value of investments
  (Note 2)                                       -            11,911,667
 Net realized gain on disposition
  of investments (Note 2)                        -             1,241,576
 Benefits paid to participants
  (Note 1)                                    (64,397)        (4,880,685)
 Transfers of participants'
  balances, net (Note 1)                         -                  -
 Transfers to/from loan
  fund, net (Note 1)                          (27,836)              -
 Interest on participant loans                   -                84,843
 Other                                          6,944            106,550


   Total Changes in Net Assets
   Available for Benefits                     (85,289)        16,988,208

NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                             $ 1,141,965       $ 76,232,444
                                          ===========       ============

The accompanying notes to financial statements are an integral part of this statement.

NIPSCO Industries, Inc.
Tax Deferred Savings Plan
Notes to Financial Statements

(1)  Description of the Plan-
The following brief description of the NIPSCO Industries, Inc. Tax Deferred Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

     (a) General- The Plan was established effective May 1, 1984. It is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is available to all active non-bargaining unit employees of NIPSCO Industries, Inc. (the Company) and its subsidiaries who adopt the Plan, who have been employed by the Company or any adopting subsidiary for at least six consecutive months. There were 1,566 participants in the Plan as of December 31, 1996.

     (b) Plan Administration- The Company serves as administrator and sponsor of the Plan as those terms are used in ERISA. The Company maintains an administrative committee appointed by the Board of Directors which has the responsibility to assist the Company in administering the Plan. The Company has entered into a trust agreement dated October 10, 1987 with Fidelity Management Trust Company (the Trustee) of Boston, Massachusetts, pursuant to which the Trustee holds the Plan's assets and executes investment transactions.

(c)  Investment Funds-
There are six investment alternatives available for the investment of contributions to the Plan. The interest bearing cash fund which is invested in Fidelity's Retirement Money Market Fund, offers a fixed interest return for a stated period of time. The equity fund is a pooled account which invests in Fidelity's Magellan Fund and seeks capital appreciation by investing primarily in common stock and securities convertible into common stock. The fixed income fund invests in corporate and government bonds through Fidelity's Intermediate Bond Fund. The Company common stock fund invests solely in common shares of NIPSCO Industries, Inc. The overseas fund is a pooled account which invests in Fidelity's Overseas Fund. The growth and Income fund is a pooled account which invests in Fidelity's Growth and Income Fund. Participants may invest their contributions to the Plan in any one or more of the investment funds and may request the transfer of their contributions among the funds through direct communication with the Trustee on a daily basis, excluding the Company common stock fund, for which transfers can be made on a quarterly basis. Company matching contributions must be invested in the Company common stock fund.

     (d) Employee contributions- A participant may elect to enter into a written salary reduction agreement with the Company or the applicable subsidiary on a before-tax and after-tax basis. The terms of any such agreement shall provide that the participant consents to a reduction in salary from the Company, or the applicable subsidiary in whole dollar or percentage-based amounts not less than $10 or 1% of gross compensation per pay period, respectively, or in lump sum amounts from unused vacation pay, provided that any after-tax reduction does not exceed 10% of gross compensation and the participant's total reduction does not exceed 20% of gross compensation in accordance with the Plan's provisions. Individual tax deferred contributions were limited to $9500 in 1996.

(e)  Employer Matching Contributions
A participant will receive a matching contribution from the Company or the applicable subsidiary equal to 1/9 th of his or her pre-tax contribution invested in the Company common stock fund. Matching contributions must remain invested in the Company common stock fund until final distribution. Matching contributions are not available for a hardship withdrawal or a loan but may be used to determine the amount available for a loan.

(f)  Payment of Benefits-
Except for certain withdrawal rights under the Plan, distribution of Plan benefits is made commencing no earlier than the participant's retirement on or after age 65, disability, death or other termination of employment.
All distributions from a participant's account shall be made in a lump sum amount of cash, except that a participant or beneficiary may elect a distribution from the portion of his or her account invested in the Company common stock fund to be in whole shares of common stock, with cash being paid for the remaining fractional share.
The payment of benefits is to begin as soon as practible after termination. For account balances less than or equal to $3,500, the amount will be paid in a lump sum as soon as practicable, in full satisfaction and release of all further rights of the participant to receive any benefits under the Plan. For balances greater than $3,500, no payments can begin at any time prior to the first to occur of the participant's 65th birthday or death, without the participant's written consent. Participants who do not consent to a distribution of benefits shall be entitled to request a distribution of the entire balance, at any time prior to the first to occur of the participant's
65th birthday and the date of the participant's death by written instrument delivered to the administrative committee at least 120 days prior to the valuation date as to which the distribution is to be determined. Certain withdrawals can be made prior to termination of employment in the event of financial hardship or after age 59 1/2. After-tax contributions and rollover contributions can be withdrawn at any time.

(g)  Vesting-
The interest of a participant or a former participant in his or her tax deferred and after-tax contribution account, including the Company matching portion, shall at all times be non-forfeitable and fully vested.

(h)  Loans to Participants-
Loan provisions in the Plan enable participants to borrow against the tax deferred balances in their accounts in accordance with the following guidelines:

        Participant's             Maximum Amount
       Account Balance                of Loan
        $2,000 - $100,000       50% of account balance,
                                not less than $1,000

        $100,000 and over      $50,000

No loans may be made from after-tax contribution accounts.
Applicants must have participated in the Plan for at least one year to be eligible for a loan. The repayment period may not exceed five years unless the loan is used for the participant's residence, subject to certain restrictions. The interest rate is based on the prevailing rate charged by a commercial lender, subject to review periodically by the administrative committee. The range of interest rates on loans outstanding at December 31, 1996 is 6.0% to 11.0%.

(i)  Administrative Expenses -
Administrative expenses of the Plan are paid by the Company or the applicable subsidiary.

(2)  Summary of Significant Accounting Policies

(a)  Method of Accounting -
The accompanying financial statements of the Plan have been prepared on the accrual basis.

(b)  Investment Valuation -
The assets invested in the Company common stock fund, the equity fund, the growth and income fund, the fixed income fund and the overseas fund are stated at fair value. The interest bearing cash fund is valued at cost, which approximates fair value.

Realized and unrealized gains and losses are calculated as the difference between fair value at the beginning of the year, or date of purchase if subsequent to the beginning of the year, and fair value at date of sale or year-end, respectively.

(c)  Use of Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(3)  Rollovers from Other Qualified Employer Plans
The Plan allows for employees to transfer other qualified employer retirement plan assets to the Plan. These amounts are reflected as Rollovers from other qualified employer plans in the accompanying Statements of Changes in Net Assets Available for Benefits.

(4)  Income Tax Status
The Internal Revenue Service has issued a determination dated June 20,
1996, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)  Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right under the Plan agreement to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each particpant to the amounts then credited to his or her account shall continue to be non-forfeitable.

(6) Plan Amendment
The Plan was amended effective May 1,1996 to entitle part-time employees to participate in the Plan.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the the Vice President of Human Resources, who administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NIPSCO Industries, Inc.
Tax Deferred Savings Plan
(Name of Plan)



BY:    /s/  Owen Johnson
       Vice President of Human Resources
       NIPSCO Industries, Inc.

Date:  June 30, 1997

NIPSCO Industries, Inc.
Tax Deferred Savings Plan
Question 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1996
Plan 002

Employer I.D. #35-1719974
                             Share                                     Fair
Investments                 Balance       Price         Cost           Value
Fidelity Intermediate
 Bond Fund (b)          $  481,865      $ 10.08    $  4,915,264    $  4,857,198

NIPSCO Industries, Inc.
 Common Shares (a)(b)      455,238       39.62       9,561,123      18,038,820

Fidelity Magellan
  Fund (b)                 413,334       80.65      27,082,385      33,335,390

Retirement Money Market
 Fund (b)                9,358,607        1.00       9,358,607       9,358,607

Fidelity Growth and
 Income Fund (b)           526,168       30.73      12,832,115      16,169,131

Fidelity Overseas Fund (b)  47,001       30.84       1,397,395       1,449,505

 Total Investments                                $ 65,146,889     $83,208,651

Loans to Participants (c)                                 -          1,283,772

 Total Assets Held for Investment                 $ 65,146,889     $84,492,423

     (a) Excludes cost of shares transferred from the NIPSCO Industries, Inc. Employee
Stock Purchase Plan in 1989.
(b) Party-in-interest transactions.
(c) The range of interest rates on loans outstanding at December 31, 1996 is 11% - highest and 6% - lowest.

The accompanying notes to financial statements are an integral part of this schedule.

NIPSCO Industries, Inc.
Tax Deferred Savings Plan
Question 27(d) - Schedule of Reportable Transactions (a)
For the Year Ended December 31, 1996
Plan 002
Employer I.D. #35-1719974

Description of     Number of      Purchase    Selling    Cost of   Realized
 Transactions     Transactions     Price       Price      Asset      Gain
NIPSCO Industries,
Inc.

Common Shares (b)
  Purchases         92           $2,872,337 $     -    $2,872,337  $    -
  Sales             39                 -     2,930,789  1,735,927  1,194,862

Fidelity Magellan
Fund (b)
  Purchases        181            8,290,611       -     8,290,611       -
  Sales            126                 -     6,046,084  5,190,160    855,924

Retirement Money
Market Fund (b)
  Purchases        130            3,783,462       -     3,783,462       -
  Sales            140                 -     3,763,572  3,763,572       -

Fidelity Growth
and Income
Fund (b)
  Purchases        177            6,504,215       -     6,504,215       -
  Sales             60                 -     1,934,449  1,681,856    252,593

(a) This schedule includes series of transactions involving securities of the same issue which, in the aggregate, amount to more than 5% of the current value of Plan assets at the beginning of the Plan year.
(b)  Party-in-Interest transactions.

The accompanying notes to financial statements are an integral part of this schedule.